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August 12, 2011

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission Office of Mergers and Acquisitions

Re:	Harbin Electric, Inc. Response to Preliminary Schedule 14A Filed July 13, 2011 File No. 001-33276 Response to Schedule 13E-3 Filed July 13, 2011 File No. 005-80112

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 1, 2011 (the “Staff’s Letter”).  The discussion below reflects our response to each of the comments made in the Staff’s Letter.

Comment:

1.           Please revise your document to comply with all applicable comments in our letter to you dated June 27, 2011.  When you respond to this letter, please tell us how you addressed each of those comments.

Response:

The Company responded on July 26, 2011 to all comments set forth in the Staff’s letter dated June 27, 2011 (the “June Letter”).  The Company believes there are only two items in the June Letter which require amendment of the disclosure in the preliminary proxy statement filed with the Commission on July 13, 2011:  (i) the second part of its response to Comment 1 of the June Letter, which sets forth the reasons for the length of time between Mr. Tianfu Yang’s acquisition proposal and the execution of the merger agreement, and (ii) the second part of its response to Comment 5 of the June Letter, which confirms the lack of any relationship between the Company’s term loan facility with China Development Bank and the “facility agreement” between Tech Full Electric Company Limited that was included by the Buyer Group as an exhibit to its Schedule 13D/A filed on June 9, 2011.  Disclosure with respect to clause (i) of the preceding sentence has been added on page 30 of the amended preliminary proxy statement; disclosure with respect to clause (ii) of the preceding sentence has been added on page 64 of the amended preliminary proxy statement.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 2

Comment:

2.           Please include the disclosure in Items 2(e), 2(f), 3(b) in appropriate locations in the proxy statement.

Response:

We have revised the preliminary proxy statement to include the disclosure in Items 2(e), 2(f), and 3(b) of Schedule 13E-3 in the preliminary proxy statement.  Please see pages 94-95, page 134, and page 137.

Comment:

3.           We note that you have requested confidential treatment for certain exhibits.  We will review and provide comments on your request separately.  All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

Response:

We received your comment letter dated August 4, 2011 and will respond separately.  We understand those comments must be resolved prior to mailing our proxy statement.

Comment:

4.           Please revise the disclosure to name individually each person that is included in the defined term “Buyer Group.”

Response:

We have revised the preliminary proxy statement such that the last sentence of the third paragraph of the cover letter reads:

In this proxy statement, we refer collectively to Mr. Tianfu Yang, Hero Wave Investments Limited, Tianfu Investments Limited, Parent, Merger Sub, Abax, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Capital (Hong Kong) Limited, Abax Global Opportunities Fund, Abax Emerald Ltd., AGC Asia 5 Ltd., Prosper Expand Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao as the Buyer Group.

In addition, for consistency, the Company has also revised the last paragraph of the first page of the Notice of Special Meeting to read as follows:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 3

…(ii) a majority of the combined voting power of the outstanding shares of our common stock not beneficially owned by the Buyer Group, which is comprised of Mr. Tianfu Yang, Hero Wave Investments Limited, Tianfu Investments Limited, Parent, Merger Sub, Abax, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Capital (Hong Kong) Limited, Abax Global Opportunities Fund, Abax Emerald Ltd., AGC Asia 5 Ltd., Prosper Expand Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao, or by any affiliate of the Buyer Group.

and the Company has revised the second sentence of the second paragraph under “Parties Involved in the Merger” on page 1 of the Summary Term Sheet as follows:

In this proxy statement, we refer collectively to Mr. Tianfu Yang, Hero Wave Investments Limited, Tianfu Investments Limited, Parent, Merger Sub, Abax, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Capital (Hong Kong) Limited, Abax Global Opportunities Fund, Abax Emerald Ltd., AGC Asia 5 Ltd., Prosper Expand Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao as the Buyer Group.

Comment:

5.           We note your disclosure here (under the caption “Recommendation of the Special Committee and Board of Directors,” page 3) and elsewhere in the proxy statement that the special committee, the board of directors and the Buyer Group determined that the merger is fair to and in the best interests of the company and its stockholders “other than members of the Buyer Group.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.  Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Response:

The Company has revised its preliminary proxy statement to include a reference to unaffiliated stockholders in the following locations:

- Page 3 in the first and second paragraphs under “Recommendation of the Special Committee and Board of Directors”;

- Page 6 under “Position of the Buyer Group Regarding the Fairness of the Merger”;

- Page 29 in the first and third paragraphs;

- Page 30 under “Recommendation of the Special Committee and Board of Directors and Their Reasons for the Merger”;

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 4

- Page 32 in the paragraph near the top of the page and in the third and sixth bullet thereunder;

- Page 34 in the paragraph under “Position of the Board of Directors as to Fairness of the Merger and Recommendation of the Board” and the first bullet thereunder;

- Page 57 in the second and third paragraphs under “Position of the Buyer Group Regarding the Fairness of the Merger”;

- Page 58 in the second and third bullets appearing on the page and in the penultimate and last paragraphs;

- Page 59 in the first paragraph and second bullet thereunder;

- Page 60 in the first and second full paragraphs appearing immediately beneath the third bullet on the page;

- Page 77 – the caption was retitled “Provisions for Unaffiliated Stockholders” and references revised thereunder;

- Page 97 under “Recommendation of the Special Committee”; and

- Page 97 under “Recommendation of the Company’s Board of Directors.”

Comment:

6.           The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section.  See Rule 13e-3(e)(1)(ii).  Please relocate this and every section currently appearing before the Special Factors section.

Response:

The following sections now appear in order immediately following the Special Factors section:  Questions and Answers About the Merger and the Special Meeting, Cautionary Statement Concerning Forward-Looking Information, Parties Involved in the Merger, The Special Meeting.

Comment:

7.           Please revise your disclosure to explain why Baring determined not to participate in the acquisition of the company (November 19, 2010 entry, page 39).

Response:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 5

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  A new entry appears immediately above the November 19, 2010 entry on page 6 of the preliminary proxy statement, as follows:

On November 12, 2010, Baring notified Mr. Tianfu Yang that it had determined not to proceed with the Yang-Baring Proposal, and commenced discussions about amending its existing agreement with Mr. Tianfu Yang to reflect this.  Baring did not at that time indicate, nor has Baring subsequently indicated, to Mr. Tianfu Yang why it made that determination.

Comment:

8.           Refer to the entry dated December 7, 2010 (page 40).  Please provide the disclosure required by Items 1015 and 1016(c) of Regulation M-A with respect to the E&Y Report.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The revised disclosure, appearing on page 18 of the preliminary proxy statement, is as follows:

On December 16, 2010, the Special Committee retained Ernst & Young (China) Advisory Limited (“Ernst & Young”) to perform vendor due diligence services and prepare a detailed accounting and tax due diligence report on the Company in connection with the potential merger.  Ernst & Young is an internationally recognized accounting services firm that, among other things, is regularly engaged in performing due diligence examinations of corporations throughout the world, and in the PRC.  The Special Committee selected Ernst & Young to perform these services based on Ernst & Young’s qualifications, expertise and reputation, and ability to communicate with representatives of the Company in Mandarin Chinese.  Apart from (i) this engagement, (ii) two consecutive engagements in 2009 and 2010 to assist the Company in evaluating its internal control over financial reporting and compliance with the Sarbanes-Oxley Act of 2002, and (iii) a preliminary verbal agreement to engage Ernst & Young for additional non-audit accounting services, no material relationship has existed between Ernst & Young and the Company during the past two years, and no such relationship is mutually understood to be contemplated.  The Company paid Ernst & Young approximately RMB 2,550,000 for its due diligence services and approximately RMB 3,780,000 for its 2009 and 2010 engagements.  The Company anticipates paying Ernst & Young approximately RMB 400,000 for the non-audit accounting services.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 6

Ernst & Young performed its work as a due diligence engagement.  In this context, “due diligence” is a term used to describe work involving inquiries into aspects of the accounts, organization, and activities of the Company, and consisted of applying analytical procedures to financial data provided to Ernst & Young by the Company, calculating working capital amounts, analyzing contracts and agreements, reading tax returns and correspondence with tax authorities, analyzing financial statements, reading audit reports, interviewing the Company’s auditors, comparing the Company’s accounting policies and practices with industry practices, interviewing Company management, and analyzing financial schedules.

Ernst & Young was not required to verify the accuracy, reliability, or completeness of the information provided to it.  The scope of Ernst & Young’s work pursuant to the due diligence engagement also did not constitute an audit performed in accordance with generally accepted auditing standards, nor did it include procedures to detect fraud or illegal acts, or to test the compliance by the Company with the laws or regulations in any jurisdiction.  The foregoing summary describes the material procedures performed by Ernst & Young but does not purport to be a complete description of the procedures performed by Ernst & Young.

Ernst & Young made no recommendations in its report as the report was intended to be a factual presentation of financial and tax information regarding the Company for delivery to potential bidders.  Ernst & Young’s findings consisted of factual statements regarding the nature of the Company’s business, presentation of financial data on sales, gross margin, and net working capital for each of the Company’s major lines of business (medium to large sized rotary motors, small to medium sized rotary motors, linear motors and related systems, and specialty micro-motors), presentation of financial data on pro forma earnings, capital expenditures, rates of taxation, interests accrued to overseas companies, and U.S. taxation of earnings and profits, and were based on the information provided by the Company and Ernst & Young’s application of the aforementioned analyses, including interviews of key personnel.

The Special Committee instructed Ernst & Young to perform such work as Ernst & Young deemed necessary or appropriate in its professional judgment to preparing the requested report on the Company for use by potential bidders.  The scope of Ernst & Young’s report was limited by the Special Committee to accounting and tax due diligence matters, but within that scope there were no limitations placed on Ernst & Young.

Please also refer to page 21 for the following disclosure:

On February 8, 2011, the E&Y Report was delivered by Ernst & Young to the Special Committee and subsequently shared with the potential bidders still in the Special Committee’s process, after execution of an Ernst & Young release regarding permitted uses of and reliances on the E&Y Report.  The report will be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested equity security holder of the Company or a representative of such a holder who has been designated as such in writing by such holder.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 7

Comment:

9.           Refer to the entries dated January 22, 2011 (page 42) and February 21, 2011 (page 44).  Please disclose why the special committee determined to eliminate bidders 3, 6, 2 and 9 from the sales process.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on pages 20 and 22 of the preliminary proxy statement.

January 22. . . After the discussion, the Special Committee unanimously resolved to eliminate two bidders from the process (Bidders #3 and #6) due to the Special Committee’s view that these bidders expressed a lower level of commitment to the Special Committee’s process, as evidenced by their lack of keen interest in proceeding, as demonstrated by the size and composition of their teams working on the potential transaction relative to those of the other bidders. The Special Committee also authorized Morgan Stanley to invite each of the other six bidders who had submitted indications of interest (including Abax) to continue to the next phase of the Special Committee’s process, and to grant them access to the Company’s electronic data room. Bidder #9 was also to be permitted to continue its due diligence investigation.

February 21. . . After careful deliberation, the Special Committee resolved to authorize Morgan Stanley to inform an additional two parties (Bidders #2 and #9) that they were being formally eliminated from consideration as potential bidders thus leaving five potential bidders still engaged in the process (including Abax).  Bidders #2 and #9 were formally eliminated by the Special Committee in response to comments made by each that, after meeting with Mr. Tianfu Yang they were no longer interested in a potential transaction.

Comment:

10.           Refer to the entry dated February 8, 2011 (page 44).  Please quantify the indication of interest received on this date from bidder 9 and any other indications of interest made by other bidders throughout the sales process.

Response:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 8

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 22 of the preliminary proxy statement.

On February 8, 2011, Morgan Stanley received a formal indication of interest from Bidder #9 to acquire the outstanding shares of the Company’s common stock for $24.00 per share. Morgan Stanley forwarded Bidder #9’s indication of interest to the members of the Special Committee, who each agreed by e-mail that Bidder #9 should be incorporated into the second phase of the Special Committee’s process, and invited to participate in on-site management presentations, bringing to seven the number of potential bidders remaining in the Special Committee’s process.

We call to the Staff’s attention that quantification of the other eight Bidders’ indications of interest was provided on page 42 of the 7/13/11 preliminary proxy filing in the entry dated January 20, 2011.

Comment:

11.           Refer to the entry dated February 28, 2011 (page 44).  Please describe the comments made by Mr. Tianfu Yang with respect to the bidders then participating in the sales process.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 22 of the preliminary proxy statement.

On February 28, 2011, the Special Committee met telephonically with Mr. Tianfu Yang, Ms. Shue (as interpreter), and a representative of Morgan Stanley to receive an update from Mr. Tianfu Yang regarding his efforts to obtain financing from China Development Bank for a potential transaction. Mr. Tianfu Yang informed the Special Committee that China Development Bank was moving forward with the process of approving financing documents for a potential transaction, and no obstacles to obtaining funding from the bank were foreseen at that time. Mr. Tianfu Yang also commented on the six potential bidders still participating in the Special Committee’s process, expressing interest in having Bidder #1 (Abax) as part of any deal, wondering whether Bidders #2, #5, and #7 would be willing to team up with Bidder #1, noting Bidder #4 was planning to drop out of the process, and expressing concerns regarding Bidder #8’s sources of financing and limited experience with transactions of this type.

Comment:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 9

12.           Refer to the entry dated March 9, 2011 (page 45).  Please describe the “interest levels” of the remaining potential bidders on this date.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below (deletions not shown), and on page 23 of the preliminary proxy statement.

On March 9, 2011, representatives of Morgan Stanley and Goldman Sachs discussed the ongoing due diligence process and, with respect to two of the remaining bidders that were financial sponsors, Goldman Sachs communicated to Morgan Stanley the waning interest levels of such potential bidders in the Special Committee’s process.

Comment:

13.           Refer to the entry dated March 21, 2011 (page 45).  Please expand your disclosure relating to the elimination of bidders 4, 5 and 8 from the sales process by describing the strength of the bids and any perceived weaknesses in the bids.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 23 of the preliminary proxy statement.

On March 21, 2011, at the direction of the Special Committee, Morgan Stanley mailed the Phase II process letter establishing a bidding deadline of April 18, 2011 to each of the potential bidders remaining in the Special Committee’s process (Abax and Bidders #2 and #7), and Mr. Tianfu Yang. Bidders #4, #5, and #8 were eliminated from the Special Committee’s process based on the Special Committee’s assessment, after consulting with its independent legal and financial advisors, of the strength of their respective bids relative to those of the parties chosen to remain in the Special Committee’s process.  In each case, Bidders #4, #5, and #8 had expressed concerns regarding their potential role as a minority investor along with Abax, and what would consequently be a relatively small investment and commensurate ownership in the Company immediately after the transaction.

Comment:

14.           Refer to the entry dated April 8, 2011 (page 45).  Please explain why Mr. Tianfu Yang was willing to work with Abax but not with bidders 2 or 7.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 10

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 23 of the preliminary proxy statement.

On April 8, 2011, Skadden Arps called Gibson Dunn to discuss the next steps in the process in light of Mr. Tianfu Yang’s expressed intention to proceed at that time only with Abax in developing an acquisition proposal.  Mr. Tianfu Yang had determined that, given Abax’s experience as a leading Asia-based investment firm, his prior relationship with Abax, and Abax’s ability to provide both equity and debt financing for the transaction, proceeding with Abax afforded the best opportunity to achieve a transaction satisfactory to both Mr. Tianfu Yang and the stockholders of the Company within an acceptable period of time.  In particular, Skadden Arps renewed Mr. Tianfu Yang’s request that the Company’s board of directors pass resolutions for the benefit of Abax providing for the requisite approvals to avoid application of the Nevada statute requiring a three-year waiting period for certain acquisition transactions with interested stockholders.

Comment:

15.           15A:  Refer to the entry dated April 9, 2011 (page 45).  Please explain why Mr. Tianfu Yang’s participation in the acquisition of the company was necessary, as it appears the elimination of bidders 2 and 7 was as a result of such a requirement.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The revised disclosure is as follows, with new text in bold face font (deletions not shown), and appears on page 23 of the preliminary proxy statement:

Since Bidders #2 and #7 had withdrawn from the Special Committee’s process, on April 9, 2011, the Special Committee met telephonically with its independent financial and legal advisors to determine what next steps to take given the fact that only Mr. Tianfu Yang and Abax remained in the Special Committee’s process.  The Special Committee believed a transaction that did not involve Mr. Tianfu Yang could not be successful, due to his history with the Company, his central role to the Company’s business, his leadership regarding strategic direction, and his strong relationships with the Company’s customer base, as well as his declaration in his SEC Schedule 13D that he filed on October 12, 2010 that he intended to remain the largest holder of the common stock of the Company over the long term, whether or not any transaction was consummated.  After discussion, the Special Committee asked representatives of Morgan Stanley to confirm whether Abax was able and interested in acquiring the Company independently of Mr. Tianfu Yang.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 11

Comment:

15B:  We note that Mr. Tianfu Yang did not hold a majority of the shares in the company, thus a transaction with another bidder could have been approved by your security holders despite a potential negative response from Mr. Tianfu Yang.  Please make a similar revision to the disclosure appearing in the second “unfavorable” bullet point, on page 55.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 33 of the preliminary proxy statement.

● the lack of alternatives available to the Company other than to reject the proposed transaction and remain a U.S.-listed company given (i) Mr. Tianfu Yang’s position that he is unwilling to sell his shares of Company common stock or accept a non-controlling role in the Company after any transaction, which position was articulated in multiple conversations between Mr. Tianfu Yang and the Special Committee, and between Mr. Tianfu Yang and the Special Committee’s financial advisors, as well as in his SEC Schedule 13D that he filed on October 12, 2010, (ii) the Special Committee’s belief that a transaction which did not involve Mr. Tianfu Yang could not be successful, given his history with the Company, his central role to the Company’s business, his leadership regarding strategic direction, and his strong relationships with the Company’s customer base, and (iii) that each other bidder had indicated it was interested in pursuing a transaction only if Mr. Tianfu Yang continued in his role with the Company;

Comment:

16.           Refer to the entry dated May 2, 2011 (page 47).  We note that both Morgan Stanley and Lazard made preliminary presentations to the special committee.  Provide the disclosure required by Item 1015(b) of Regulation M-A with respect to these presentations.  If either of these presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A.  Please apply this comment to the preliminary financial analyses provided by these advisors on June 13, 2011 (page 49).

Response:

The preliminary proxy statement has been revised to provide the requested disclosure and the preliminary valuation materials presentations dated May 2, 2011 and June 13, 2011, delivered by each of Morgan Stanley and Lazard to the Special Committee on those dates, have been filed as exhibits (c)(5)–(8) concurrently with the filing of Amendment No. 1 to Schedule 13E-3.  Please refer to page 41 of the preliminary proxy statement and exhibits (c)(5)–(8) filed with Amendment No. 1 to Schedule 13E-3.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 12

The additional disclosure inserted on page 41 of the preliminary proxy statement reads as follows:

Other Presentations by Morgan Stanley

In addition to the final financial presentation made to the Special Committee on June 19, 2011 that is described above, Morgan Stanley also gave presentations to the Special Committee during meetings held on May 2 and June 13, 2011.  None of these other presentations by Morgan Stanley, alone or together, constituted an opinion of Morgan Stanley with respect to the fairness, from a financial point of view, of the $24.00 per share cash merger consideration.

The analyses contained within these other presentations were based on information that was available as of the dates of the respective presentations and on Morgan Stanley’s preliminary working assumptions at those times.  The contents of these presentations are summarized below:

●           On May 2, 2011, Morgan Stanley met with the Special Committee to provide an update on the process and market conditions and to discuss preliminary observations regarding financial data with respect to the Company and transaction alternatives.  The presentation included information regarding Morgan Stanley’s preliminary market analyses, including an overview of the Company’s share price performance over time, preliminary observations relating to the Company’s recent financial performance and Wall Street research analyst estimates, as well as those of selected peer companies.  Morgan Stanley also provided an overview of potential strategic buyers or merger partners and reviewed perspectives on the Special Committee’s options and decision points.

●           At the June 13, 2011 meeting, Morgan Stanley presented background information regarding the factors impacting the Company’s financial performance and preliminary observations relating to the Company’s financial performance and Wall Street research analyst estimates.  At the Special Committee’s request, these preliminary financial analyses included sensitivity analyses applied to the April 2011 Case to reflect the effects of increased labor costs in the PRC, higher raw material costs, higher R&D expenses, higher SG&A expenses, higher PRC tax rates, and a general slowdown in the PRC’s economy, including deceleration of industrial production, tightening of credit markets, and electricity shortages.  As part of this presentation, Morgan Stanley reviewed its preliminary observations about the Company’s financial performance based on certain metrics, including revenue, EBITDA and earnings per share.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 13

The financial analyses contained in these other presentations were based on market, economic, and other conditions as they existed as of such dates as well as other information that was available and Morgan Stanley’s preliminary working assumptions at those times.  Except as described above, the methodologies and types of financial analyses conducted by Morgan Stanley throughout its engagement as financial advisor to the Special Committee were substantially similar to the methodologies and types of financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011.  However, the results of the financial analyses contained in these other presentations occasionally differed due to changes in management’s projections, the terms of the offer, and market and economic conditions.  In addition, throughout its engagement, Morgan Stanley continued to refine various aspects of its financial analyses with the respect to the Company over time.  The other presentations described above were in each case preliminary and did not reflect the final transaction structure or price that the Special Committee considered on June 19, 2011.  These other presentations were therefore superseded by the presentation that Morgan Stanley made to the Special Committee on June 19, 2011 before giving its opinion, which is described above.

The presentations of Morgan Stanley summarized above will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested Company stockholder or its representative who has been designated in writing. In addition, copies of the Morgan Stanley presentations are attached as exhibits (c)(5) and (c)(7) to the statement on Schedule 13E-3 filed by the Company and the filing persons listed thereon with the SEC on August 12, 2011.

The additional disclosure on page 48 of the preliminary proxy statement reads as follows:

Other Presentations by Lazard

In addition to the final financial presentation made to the Special Committee on June 19, 2011 that is described above, Lazard also gave presentations to the Special Committee during meetings held on May 2 and June 13, 2011.  Neither of these other presentations by Lazard, alone or together, constitutes an opinion of Lazard with respect to the fairness, from a financial point of view, of the $24.00 cash per share merger consideration.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 14

The analyses contained within these other presentations were based on information that was available as of the dates of the respective presentations, including management projections and on Lazard’s preliminary working assumptions at those times.  The contents of these presentations are summarized below:

●           On May 2, 2011, Lazard presented to the Special Committee its initial, preliminary observations with respect to valuation of the Company in response to the joint proposal made by Mr. Tianfu Yang and Abax of $24.00 per share for all of the outstanding shares of the Company’s common stock.  In its presentation, Lazard provided its preliminary observations of management projections in the April 2011 Case, the Company’s recent financial performance and Wall Street research analyst estimates.  The presentation also included preliminary valuation analyses which included analyses of other U.S.-listed, China-based companies, a discounted cash flow analysis, as well as, for informational purposes only, analyses of U.S.-listed, U.S.-based motor companies and Hong Kong-listed, China-based industrials companies, a leveraged buyout analysis, the 52-week trading range of the Company’s stock, analyst price target range of the Company’s stock and a premiums paid analysis.

●           On June 13, 2011, Lazard presented to the Special Committee an analysis of the Company’s recent performance, and comparisons of such performance to Wall Street research analyst estimates and management projections in the April 2011 Case and the November 2010 Case.  Lazard also reviewed recent economic conditions in China and potential impacts on the Company’s business.  Lazard then presented a range of sensitivities to management projections in the April 2011 case and discussed with the Special Committee its views on the achievability of such projections.

The financial analyses contained in these other presentations were based on management projections in the April 2011 Case and the November 2010 Case, and market, economic, and other conditions as they existed as of such dates as well as other information that was available and Lazard’s preliminary working assumptions at those times.  Except as described above, the methodologies and types of financial analyses conducted by Lazard throughout its engagement as financial advisor to the Special Committee were substantially similar to the methodologies and types of financial analyses contained in the final financial presentation given to the Special Committee on June 19, 2011.  However, the results of the financial analyses contained in these other presentations occasionally differed due to changes in the underlying projections, and market and economic conditions. In addition, throughout its engagement, Lazard continued to refine various aspects of its financial analyses with respect to the Company over time.  The other presentations described above were preliminary and did not reflect the final transaction structure that the Special Committee considered on June 19, 2011.  These other presentations were therefore superseded by the presentation that Lazard made to the Special Committee on June 19, 2011 before giving its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $24.00 cash per share merger consideration to be paid to the holders of shares of Company common stock (other than with respect to shares owned by Mr. Tianfu Yang, certain affiliates of Abax, and certain other members of the Buyer Group) pursuant to the merger agreement was fair, from a financial point of view, to such holders, which is described above.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 15

The presentations of Lazard summarized above will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested Company stockholder or its representative who has been designated in writing.  In addition, copies of the Lazard presentations are attached as exhibits (c)(6) and (c)(8) to the statement on Schedule 13E-3 filed by the Company and the filing persons listed thereon with the SEC on August 12, 2011.

Comment:

17.           With respect to the same entry, please tell us where you have included a discussion of the alternative transactions referenced here or provide the disclosure required by Item 1013(b) of Regulation M-A.

Response:

We have included a discussion regarding alternative transactions and provided the disclosure required by Item 1013(b) of Regulation M-A by adding language to the June 19, 2011 entry on page 29 of the preliminary proxy statement, immediately preceding the sentence that begins "After considering, among other things."

The Special Committee again discussed alternative transactions, including remaining independent, delisting the Company from NASDAQ and relisting on an Asian exchange, as well as a potential IPO of a Company subsidiary.  Remaining independent was rejected because the Special Committee believed the $24.00 per share cash purchase price offered by the Buyer Group was higher than what the Company’s stockholders could reasonably expect to achieve in the open market in the foreseeable future should a transaction with the Buyer Group not be consummated.  The relisting and subsidiary IPO alternatives were both rejected because of the time and transaction costs which would be incurred, the execution risks associated with each, and the high degree of uncertainty regarding the value each would ultimately return to the stockholders if consummated.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 16

Comment:

18.           Refer to the entry dated May 3, 2011 (page 47).  Describe the discussion Lazard held with Mr. Tianfu Yang.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 25 of the preliminary proxy statement.

On May 3, 2011, representatives of Lazard held a discussion with Mr. Tianfu Yang regarding the April 2011 Case.  This meeting between Lazard and Mr. Tianfu Yang represented Lazard's first full opportunity to hear Mr. Tianfu Yang’s views on the Company’s business, its strategic direction, as well as management’s financial projections.

Comment:

19.           Refer to the entry dated May 4, 2011 (page 47).  Describe the issues Morgan Stanley, Lazard and Goldman Sachs discussed.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 25 of the preliminary proxy statement.

On May 4, 2011, representatives of Morgan Stanley, Lazard, and Goldman Sachs held a call to clarify the bid process, including with respect to the sources and uses of funds and the status of both China Development Bank’s due diligence effort and the Abax note purchase agreement.

Comment:

20.           Refer to the entry dated May 10, 2011 (page 48).  Please revise to explain why Mr. Tianfu Yang agreed to pay $500,000 to Baring.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 17

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The revised disclosure is as follows and appears on page 26 of the preliminary proxy statement.

Since the sources of funding for the proposed transaction were at that point completely determined, there was no opportunity, without substantially modifying the terms of that financing, to accommodate Baring’s right to invest up to 10% of the financing for such a transaction.  In order to eliminate the potential uncertainty this might entail, on May 10, 2011, Mr. Tianfu Yang and Baring executed a letter whereby Baring waived that right in exchange for Mr. Tianfu Yang personally undertaking to pay Baring $500,000 within 60 days after the completion of the acquisition of the Company.  The payment of this amount is at Mr. Tianfu Yang’s sole expense and does not affect the financial consequences of the proposed transaction for the Company or its stockholders.

Comment:

21.           Refer to the entry dated May 19, 2011 (page 48).  Please quantify here the “valuation of the Company implied from management projections.”

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The revised disclosure is as follows and appears on page 26 of the preliminary proxy statement.

On May 19, 2011, representatives of Morgan Stanley, Lazard, and Goldman Sachs discussed the contrast between the valuation of the Company implied by the April 2011 Case with the $24.00 per share price proposed by Mr. Tianfu Yang and Abax in the joint proposal.  Without conveying a specific valuation number, in an attempt to obtain a higher price per share, the financial advisors to the Special Committee suggested that, based on the valuation of the Company implied by the April 2011 Case, a price in excess of $24.00 per share could be justified.  The representatives of Goldman Sachs, per Mr. Tianfu Yang’s instructions, indicated that Mr. Tianfu Yang and Abax had no intention of increasing the per share price offered in the joint proposal, and that there had in fact been discussion between Mr. Tianfu Yang and Abax regarding offering a price per share lower than $24.00.

Comment:

22.           Refer to the first paragraph on page 50.  Please describe the basis upon which the special committee determined to use compounded annual growth rates of 10% to 15% and EBITDA margins of -4% to 1%.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 18

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 28 of the preliminary proxy statement.

Representatives of Lazard and Morgan Stanley then left the Special Committee’s meeting and the Special Committee then discussed what guidance to provide its financial advisors with respect to sensitivity analysis inputs to be incorporated into their valuation analyses. After considerable discussion, the Special Committee resolved to request that the financial advisors utilize a range of sensitivities to the April 2011 Case in their valuation work. Specifically, the Special Committee requested that the financial advisors utilize a range of compounded annual growth rates of revenue from 2010 to 2015 of 10% to 15%, and a range of EBITDA margin compression/expansion of negative 4% to positive 1% over the same period, based on the Special Committee’s belief that, in light of the Economic Factors and its knowledge of the Company and its operations, these levels of annual growth rates of revenue and compression/expansion of EBITDA margins provided a more realistic estimate of the Company’s future prospects over the period in question.

Comment:

23.           Refer to the entry dated June 19, 2011 (page 50).  Please explain why Morgan Stanley, Lazard and Gibson Dunn met with Mr. Ye and not with other members of the board.”

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 29 of the preliminary proxy statement.

On June 19, 2011, representatives of Morgan Stanley, Lazard, and Gibson Dunn held a call with Professor Yunyue Ye to brief him on the terms of the proposed transaction and to present to him the same financial advisors’ analyses in Mandarin-Chinese that they had presented to the other members of the Special Committee in English.

Comment:

24.           Please revise to specifically state that the special committee’s and board of directors’ determinations address both substantial and procedural fairness.

Response:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 19

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below.

Page 30:  Both the Special Committee and the Company’s board of directors believe, based on their consideration of the factors described below, that the merger and the merger agreement are fair, in terms of both substance and procedure, to the Company’s unaffiliated stockholders…

Page 30:  •     determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair, both substantively and procedurally, to and in the best interests of the Company and its unaffiliated stockholders; and

Page 34:  The Company’s board of directors believes that the merger and the merger agreement are both substantively and procedurally fair to the Company’s unaffiliated stockholders….

Comment:

25.           Please address how any filing person relying on the opinions of Morgan Stanley and Lazard was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Buyer Group and their affiliates, rather than all security holders unaffiliated with the company.

Response:

The only parties authorized to rely on the opinions of Morgan Stanley and Lazard were the Special Committee and the Board.

With respect to the Special Committee and the Board, we note that the fairness opinions of Morgan Stanley and Lazard state that the consideration is fair to holders of shares other than the Buyer Group and their affiliates.  The group “holders of shares other than the Buyer Group and their affiliates” is a larger group than, and wholly encompasses, “unaffiliated security holders,” due, for example, to the presence of persons such as independent directors and certain officers in the former.  Therefore, the fairness opinions expressed by each of Morgan Stanley and Lazard do reach to all “unaffiliated security holders.”

Comment:

26.           Please revise the third bullet point on page 53 to describe the potential risks and uncertainties associated with the future prospects of the company and what those future prospects were.  Also, quantify the costs associated with complying with the regulatory requirements of US and Chinese governmental agencies.

Response:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 20

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below (deletions not shown), and on page 53 of the preliminary proxy statement. The cost associated with complying with the regulatory requirements of Chinese government agencies are de minimis.

•           the Special Committee’s consideration that the value of continuing as an independent public company would not be as valuable as the merger consideration being offered because of the potential risks and uncertainties associated with the future prospects of the Company, including the Economic Factors, uncertainties regarding the valuation of China-based U.S.-listed companies, and the compliance and other costs associated with being a U.S.-listed company, as well as the costs associated with complying with the regulatory requirements of U.S. governmental agencies, which (together with the compliance and other costs associated with being a U.S.-listed company, including listing fees, SEC filing fees, fees paid to auditors, legal counsel, investor relations advisors, and stock transfer agents, costs of purchasing directors’ and officers’ insurance, compensation paid to members of the Company’s board of directors, salaries and compensation paid to personnel performing financial statements consolidation, costs to prepare and disclose financial information in accordance with U.S. GAAP, compensation paid to executives conducting financial reporting, investor relations, and corporate secretary activities, travel costs related to conferences, road shows, and investors meetings, and other administrative costs such as office rent and phone charges) are estimated in the aggregate to be approximately $4.5 million annually;

Comment:

27.           Please revise the penultimate bullet point on page 53 to describe the basis for the belief expressed relating to the completion of the merger and the timing thereof.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 31 of the preliminary proxy statement.

•           the likelihood that the merger would be completed, and that it would be completed in a reasonably prompt time frame, based on the existence of the fully-executed facility agreement from China Development Bank as well as the fully-negotiated note purchase agreement providing for mezzanine financing from Abax to fund the merger consideration (in conjunction with Abax’s equity commitment letter), the fully-negotiated contribution agreement, the fully-negotiated voting support agreement, and the perceived financial and other commitments of each member of the Buyer Group to consummate the merger transactions, and the absence of any known significant regulatory hurdles;

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 21

Comment:

28.           Please refer to the penultimate bullet point on page 54.  Please revise your disclosure to describe how the economic incentives included in the compensation arrangements with the financial advisors will assist in the achievement of benefits for the company’s security holders.  We note that the transaction price remained at $24 per share since it was first offered by Mr. Tianfu Yang, prior to the retention of the financial advisors.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 54 of the preliminary proxy statement.

•           the Special Committee’s view that it had structured and negotiated the compensation arrangement of its financial advisor, Morgan Stanley, so as to provide enhanced economic incentives to achieve an outcome that benefits the unaffiliated stockholders of the Company.  The Special Committee did so by negotiating a fee structure with Morgan Stanley which provides Morgan Stanley with increased compensation (both in amount and as a percentage of aggregate transaction value) for any per share purchase price in excess of $24.00 per share;

Comment:

29.           29A  Please revise your disclosure to describe how the special committee addressed the results of the discounted cash flow analysis conducted by Lazard using the April 2011 Case, which resulted in a range higher than the transaction price of $24 per share.

Response:

The disclosure in the 7/13/11 preliminary proxy statement on page 52 has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 32 of the preliminary proxy statement.

●           the presentation by each of Morgan Stanley and Lazard to the Special Committee on June 19, 2011 and the independent oral opinions delivered by each of Morgan Stanley and Lazard to the Special Committee and the Company’s board of directors, and subsequently confirmed in writing, to the effect that, as of the date of its opinion, and based on and subject to the assumptions, considerations, qualifications, and limitations set forth in their respective written opinions, the $24.00 per share cash price to be received by the holders of shares of Company common stock (other than the Buyer Group and their respective affiliates) was fair, from a financial point of view, to such holders (other than the Buyer Group and their respective affiliates) (during the consideration of which the Special Committee considered, but determined not to place weight on, the discounted cash flow analysis conducted by Lazard using the April 2011 Case, due to the Special Committee’s belief of the Sensitivity Case provided the best estimate of the Company’s future performance), as more fully described in the section titled “Special Factors—Opinion of Morgan Stanley & Co. LLC” beginning on page 35 and the section titled “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 41;

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 22

Comment:

29B  Similarly, describe what consideration the special committee gave to the Other Public Company Benchmarks-Trading Analysis conducted by Lazard (page 68), which also resulted in value ranges above the transaction price of $24 per share.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 34 of the preliminary proxy statement.

The Special Committee considered and expressly adopted the financial analyses and the opinions of Morgan Stanley and Lazard, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement.  These analyses, including a discussion of the sensitivity analyses, are summarized below in the sections titled “Special Factors—Opinion of Morgan Stanley & Co. LLC” beginning on page 35 and “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 41.  As part of making its determination regarding the fairness of the merger, the Special Committee concluded the incorporation of the sensitivity analyses into Morgan Stanley’s and Lazard’s valuation analyses was a reasonable basis for assessing the Company’s value in light of recent negative economic conditions, and their likely impact on the business and valuation of the Company.  The Special Committee also considered, but did not place any specific weight on, the Other Public Company Benchmarks-Trading Analysis conducted by Lazard.

Comment:

30.           We note your disclosure on page 55 that the special committee considered the possibility that the company’s stock could be relisted, following the merger, on an Asian exchange at a higher valuation than that being paid in the merger.  Please describe the basis for the belief that the company could be relisted and that it could be relisted at a higher valuation than the current transaction price.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 33 of the preliminary proxy statement.

●           the possibility that the Buyer Group could relist the Company following the merger on an Asian exchange (such as the Hong Kong exchange) after satisfying applicable listing requirements, at a valuation higher than that being paid in the merger, in light of recent highly-publicized accounting and other issues affecting certain China-based companies, the fact that comparable companies trade at higher multiples on Asian exchanges, and that investors in Asia might have a greater understanding and appreciation of the Company’s business prospects given their proximity to its operations;

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 23

Comment:

31.           Please revise your disclosure to address the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Response:

Of the factors referenced in instruction 2 to Item 1014 of Regulation M-A, the preliminary proxy statement already contains discussion by the Special Committee or Company of current market prices, historical market prices, and the relevant reports, opinions, and appraisals delivered to the Special Committee.  The factors related to purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A, and firm offers made in the prior two years are inapplicable as none exist.

We have amended the preliminary proxy statement to include discussion by the Special Committee or Company of net book value, going concern value, or liquidation value.  The revised disclosure is as follows and appears in the penultimate bullet on page 30 of the preliminary proxy statement.

The Special Committee did not consider net book value because it does not believe that net book value reflects or has any meaningful impact on the market price of the Company common stock or the fair market value of the Company’s assets or business.  The Special Committee notes, however, that the merger consideration of $24.00 per share is higher than the net book value of the Company per diluted share of $13.78 as of March 31, 2011.  The Special Committee did not consider the Company’s liquidation value to be a relevant valuation method because it considers the Company to be a viable business and the trading history of the Company’s common stock to generally be an indication of its value as such.  The Special Committee also did not consider liquidation value in determining the fairness of the merger consideration to the Company’s unaffiliated stockholders because it believed the value of the Company’s assets that might be realized in a liquidation would be significantly less than the value represented by the aggregate merger consideration.  The Special Committee did not establish, and did not consider, a stand-alone going-concern value for the Company in determining the fairness of the merger consideration to the Company’s unaffiliated stockholders because of its belief that the going concern value of the Company is reflected in the trading history of the Company’s common stock, and that the offered merger consideration of $24.00 per share represents a premium to that value.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 24

Comment:

32.           Please revise the bullet point on page 57 to describe the board members’ views about the value of the company and the relative future prospects of the company.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below (deletions not shown), and on page 35 of the preliminary proxy statement.

•           their own views that the value of continuing as an independent public company would not be as valuable as the merger consideration being offered because of the potential risks and uncertainties associated with the future prospects of the Company, including the Economic Factors, uncertainties regarding the valuation of China-based U.S.-listed companies, and the compliance and other costs associated with being a U.S.-listed company, as well as the costs associated with complying with the regulatory requirements of U.S. governmental agencies, which (together with the compliance and other costs associated with being a U.S.-listed company, including listing fees, SEC filing fees, fees paid to auditors, legal counsel, investor relations advisors, and stock transfer agents, costs of purchasing directors’ and officers’ insurance, compensation paid to members of the Company’s board of directors, salaries and compensation paid to personnel performing financial statements consolidation, costs to prepare and disclose financial information in accordance with U.S. GAAP, compensation paid to executives conducting financial reporting, investor relations, and corporate secretary activities, travel costs related to conferences, road shows, and investors meetings, and other administrative costs such as office rent and phone charges) are estimated in the aggregate to be approximately $4.5 million annually.

Comment:

33.           We note that the special committee adopted the financial advisors’ analyses and opinion and that the board of directors considered the factors considered by the special committee in making its fairness determination.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the board adopted the special committee’s analyses and conclusion as its own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 25

Response:

The disclosure in the preliminary proxy statement under the caption “Position of the Board of Directors as to Fairness of the Merger and Recommendation of the Board” has been amended to respond to the Staff’s comment.  We have added the language below to the first paragraph of the disclosure on page 34 of the preliminary proxy statement:

In reaching these determinations, our board of directors considered and adopted:

•           the Special Committee’s analysis, conclusions, and unanimous determination that the merger agreement, the merger and the other transactions contemplated by the merger agreement were fair, both substantively and procedurally, and advisable to and in the best interest of the Company and its unaffiliated stockholders; and

•           the Special Committee’s unanimous recommendation that the board of directors adopt and approve the merger agreement, submit the merger agreement to the Company’s stockholders for approval at a meeting of the Company’s stockholders, and recommend that the stockholders vote for the approval of the merger agreement and the consummation of the merger and other transactions contemplated by the merger agreement.

Comment:

34.           We note the assumptions Morgan Stanley made with respect to the Sensitivity Ranges on page 59.  We also note that Morgan Stanley prepared the Sensitivity Ranges.  Please explain why Morgan Stanley had to make an assumption with respect to its own work.

Response:

The Special Committee directed its financial advisors to prepare sensitivity analyses for application to the April 2011 Case based on the advisors’ respective assessments of the challenges facing the Company’s business.  Each of Morgan Stanley and Lazard independently prepared such analyses and presented them at the Special Committee’s meeting on June 13, 2011.  After reviewing and discussing such analyses with its financial advisors, the Special Committee determined what Sensitivity Ranges were to be applied to the April 2011 Case.  Morgan Stanley and Lazard subsequently applied those Sensitivity Ranges to the April 2011 Case.  In response to the Staff’s comment, the preliminary proxy statement has been revised.  Please refer to page 58 of the preliminary proxy statement for the relevant disclosure.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 26

Comment:

35.           Refer to the Discounted Analyst Price Target analysis.  Please describe the basis for using an estimated cost of capital rate of 11.5%.  Please apply this comment to the price-earnings ratio and equity cost of capital used in the Discounted Equity Value analysis, and the discount rate and forward EBITDA exit multiple used in the Discounted Cash Flow analysis.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to pages 60, 61 and 62 of the preliminary proxy statement for the relevant disclosures, which are as follows:

Page 38:  For the purpose of this analysis, Morgan Stanley selected, based on its professional judgment, a 9.9% to 13.2% cost of equity range, and used 11.5% as the estimated cost of equity.

Page 39:  Based on its professional judgment, Morgan Stanley selected a 9.9% to 13.2% cost of equity range, and used 11.5% as the estimated cost of equity for purposes of this analysis.  For the price-earnings ratio, Morgan Stanley selected, based on its professional judgment, a 5.5x to 6.5x range, and used 6.0x as the price-earnings ratio for purposes of this analysis as it is the midpoint of that range.

Page 40:  For the discount rate, Morgan Stanley selected, based on its professional judgment, a 9.0% to 12.0% weighted average cost of capital range, and used 10.5% as the discount rate for purposes of this analysis as it is the midpoint of that range.  For the forward EBITDA exit multiple, Morgan Stanley selected, based on its professional judgment, a 3.5x to 4.5x forward EBITDA exit multiple range, and used 4.0x as the forward EBITDA exit multiple for purposes of this analysis, as it is the midpoint of that range.

Comment:

36.           Refer to the Discounted Equity Value analysis.  Please show how Morgan Stanley arrived at the price range disclosed.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 39 of the preliminary proxy statement for the relevant disclosure, which is as follows:

Based on its professional judgment, Morgan Stanley selected a 9.9% to 13.2% cost of equity range, and used 11.5% as the estimated cost of equity for purposes of this analysis.  For the price-earnings ratio, Morgan Stanley selected, based on its professional judgment, a 5.5x to 6.5x range, and used 6.0x as the price-earnings ratio for purposes of this analysis as it is the midpoint of that range.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 27

Comment:

37.           Please revise to disclose the data underlying the results described in the Precedent Premium Analysis in Affiliate Transactions and the Discounted Cash Flow analyses and to show how that information resulted in the multiples/values disclosed.  If such data was not presented to the special committee, please revise the disclosure beginning on page 52 relating to the committee’s fairness determination to state so and to explain how the special committee was able to evaluate Morgan Stanley’s analyses without such data.

Response:

In response to the Staff's comment regarding the Precedent Premium Analysis in Affiliate Transactions analysis, the preliminary proxy statement has been revised to clarify that the implied ranges of per share value were derived by applying a range of premiums based on those constituting the 40th and 60th percentile of the applicable data.  It is respectfully submitted that setting forth detailed information for each of these individual transactions would not be useful to an understanding of Morgan Stanley’s analysis.  In response to the Staff’s comment regarding the Discounted Cash Flow analyses, the preliminary proxy statement has been revised.  Please refer to pages 39 and 40 of the preliminary proxy statement for the relevant disclosures.

Comment:

38.           We note the disclosure in the third paragraph on page 43 relating to the Morgan Stanley-Abax relationship.  Please revise this section, under the caption “General,” to provide the disclosure required by Item 1015(b)(4) with respect to Morgan Stanley and the parties listed in clauses (i) and (ii) of that Item, including Abax

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 41 of the preliminary proxy statement for the relevant disclosure, as follows:

. . ., and in the two years prior to the date of the opinion, Morgan Stanley has not provided or received any compensation from Abax and such affiliates or the Company and its affiliates (other than as a financial advisor to the Special Committee) in connection with the provision of any financial advisory or financing services.

Comment:

39.           Please revise to disclose the data underlying the results described in the Public Company Benchmarks and the Discounted Cash Flow analysis and to show how that information resulted in the multiples/values disclosed.  For example, disclose (i) the enterprise values, EBITDA, stock price and projected earnings for each comparable company that is the basis for the multiples and value ranges disclosed on pages 67 and 68-69 under the Public Company Benchmarks analysis, and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 28

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff's comment.  As suggested by the Staff, the disclosure includes the enterprise values and stock price of each comparable company that is the basis for the multiples and value ranges disclosed.   With respect to the EBITDA and projected earnings numbers with respect to each comparable company, Lazard did not include those in its presentation to the Board dated June 19, 2011.   Lazard did, however, set forth the specific multiples for each comparable company related to the EBITDA and earnings estimates (see page 20 of Lazard's June 19 presentation), and those multiples are now specifically set forth in the revised disclosure.  It is respectfully submitted that such disclosure, in light of the fact that it tracks what Lazard actually presented the Board, adequately responds to the Staff's comment.  In addition, we have added cross-references to the Company’s projected results used in conducting the Discounted Cash Flow analysis as suggested by the Staff.  Please refer to pages 42 and 45 of the preliminary proxy statement for the relevant disclosures.

Comment:

40.           Refer to the Public Company Benchmarks analysis.  Please describe the basis for using EBITDA multiples of 3x-4.5x and 4.5x-6x.  Please apply this comment to the exit multiple and discount rate ranges used in the Discounted Cash Flow analysis.

Response:

The disclosure in the preliminary proxy statement has been revised to clarify that the referenced multiples and discount rate ranges were based on Lazard’s calculations and professional judgment.  Please refer to page 45 of the preliminary proxy statement for the relevant disclosure.

Comment:

41.           Please explain why the additional analyses appearing on page 67-69 were used for information purposes only and were not material to Lazard’s opinion.  When was the decision made to treat these analysis as informational only and who made that determination.

Response:

The disclosure in the preliminary proxy statement has been revised to clarify that such analyses were for informational purposes because they were not relied on by Lazard in determining the fairness of the merger consideration to be paid to Company stockholders in the merger.  Please refer to page 45 of the preliminary proxy statement for the relevant disclosure.

Comment:

42.           We note the disclosure in the third paragraph on page 70 relating to Lazard and LFCM Holdings.  Please revise this section to provide the disclosure required by Item 1015(b)(4) with respect to Lazard and the parties listed in clauses (i) and (ii) of that Item.

Response:

The disclosure in the preliminary proxy statement has been revised to respond to the Staff’s comment.  Please refer to page 48 of the preliminary proxy statement for the relevant disclosure, as follows:

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 29

In the two years prior to the date of its opinion, Lazard has not provided or received compensation from the Company and its affiliates in connection with the provision of any financial advisory or financing services (other than as a financial advisor to the Special Committee).

Comment:

43.           Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 70.

Response:

We have inserted a full set of financial projections on page 50 of the preliminary proxy statement.

Comment:

44.           We note that you appear to have included non-GAAP financial measures in the projected financial information.  Please revise your disclosure to state whether any of the line-items included in the projections were prepared pursuant to GAAP.  Also, with respect to non-GAAP line-items, revise to provide the disclosure required by Rule 100 of Regulation G.  Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:

In response to SEC Comment 43, we have revised the section titled “Management’s Projected Financial Information” and disclosed in the amended preliminary proxy statement the full set of financial projections made available to the financial advisors instead of summaries. In the full set of financial projections made available to the financial advisors, the April 2011 Case included a non-GAAP line item EBIT. Pursuant to the requirements of Regulation G, we have added a reconciliation of actual and projected EBIT to GAAP net income (the most directly comparable financial measure prepared in accordance with GAAP) on page 53 of the preliminary proxy statement.

Comment:

45.           Please revise the first bullet point on page 75 to explain the significance of the facts described to the Buyer Group’s fairness determination.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The referenced bullet has been deleted and the immediately preceding bullet (on page 74 of the 7/13/11 preliminary proxy statement) has been revised, with new language reflected in bold face font, below, and on page 57 of the preliminary proxy statement.

●           the current and historical market prices of the Company common stock, including the fact that the merger consideration of $24.00 per share offered to the Company’s unaffiliated stockholders represents a 186% premium over the closing price of $8.39 per share on June 17, 2011, the last trading day before the execution of the merger agreement, an 85% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on June 17, 2011, the last trading day before the execution of the merger agreement, a 60% premium over the 90-day volume weighted average price as quoted by Bloomberg L.P. on June 17, 2011, and a 244% premium over $6.98 per share, the lowest price at which the Company common stock closed during the 52-week period prior to the announcement of the execution of the merger agreement;

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 30

Comment:

46.           Please explain why the Buyer Group does not believe net book value reflects or has any meaningful impact on the market price of the company common stock or its assets or business.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  We have added the language below to the beginning of the penultimate paragraph on page 58 of the preliminary proxy statement.

The Buyer Group did not consider the Company’s net book value, which is defined as total assets minus total liabilities, as a factor.  The Buyer Group believes that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not significantly take into account the future prospects of the Company, market conditions, trends in the industry related to the designing, development, manufacturing, supply, and servicing of electric motors, or the business risks inherent in competing with other companies in that industry.

Comment:

47.           In connection with the disclosure relating to going concern value on page 75, please explain how going concern value is affected by the company’s capital structure.  Also, explain the basis for the Buyer Group’s belief that the transaction price represents a premium to the going concern value of the company, especially in light of the Buyer Group’s decision not to obtain a going concern value.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  The new language is in bold face font, below, and on page 58 of the preliminary proxy statement.

However, to the extent the pre-merger going concern value was reflected in the pre-announcement per share price of the Company’s common stock, the merger consideration of $24.00 per share represented a premium to the per share going concern value of the Company.

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 31

Comment:

48.           We note your disclosure on page 55 relating to the special committee’s consideration of the possibility that the company stock may be relisted following the merger.  We also note that the CDB facility agreement contemplates a listing in its provisions relating to the loan’s prepayment.  Please disclose any plans to do so.  Refer to Item 1006(c)(5) of Regulation M-A.

Response:

The Buyer Group does not currently have any plans to materially change the Company’s corporate structure or business following the merger.  While the Special Committee states in the preliminary proxy statement that it considered the possibility that the Company common stock may be relisted at some point following the merger, the Buyer Group does not currently have any plans to do so.  As for the CDB Facility Agreement, the provision referenced in comment 48 of the Staff’s Letter is a customary commercial term that provides the lender with certain rights upon the occurrence of not only a public offering but other liquidity events as well, including a change of control and a sale of substantially all of the Company’s assets.

Comment:

49.           Please revise this section and the section captioned “Voting Support Agreement” to name each person referenced instead of stating “certain” affiliates of Abax or members of the Buyer Group.

Response:

The first and last sentences of the “Rollover Financing” section on page 67 of the preliminary proxy statement have been revised to list each party to the contribution agreement, as follows:

On June 19, 2011, Mr. Tianfu Yang, Hero Wave Investments Limited, Abax Lotus Ltd., Abax Nai Xin A Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao entered into the contribution agreement with Parent and Holdco…

…against Parent, Holdco, Mr. Tianfu Yang, Hero Wave Investments Limited, Abax Lotus Ltd., Abax Nai Xin A Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao.

Similarly, the first sentence of the “Voting Support Agreement” section on page 67 of the preliminary proxy statement has been revised to list each party to the voting support agreement, as follows:

Concurrently with the execution of the Merger Agreement, Parent, Mr. Tianfu Yang, Hero Wave Investments Limited, Abax Lotus Ltd., Abax Nai Xin A Ltd., Mr. Tianli Yang, Mr. Zedong Xu, Mr. Suofei Xu, and Ms. Lanxiang Gao entered into the voting support agreement with the Company…

Daniel F. Duchovny Christina Chalk U.S. Securities and Exchange Commission August 12, 2011 Page 32

Comment:

50.           Please revise the form of proxy to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

Response:

We have revised the form of proxy to clearly identify it as being preliminary.

In addition, attached hereto as Annex A is the written statement signed by each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Angela M. Dowd
Angela M. Dowd Partner Loeb & Loeb LLP

Annex A

ACKNOWLEDGMENT

In connection with the letter submitted on August 12, 2011 in response to the Staff comment letter issued by the Securities and Exchange Commission (the “Commission”) on August 1, 2011 relating to the Preliminary Schedule 14A filed July 13, 2011 and Schedule 13E-3 filed July 13, 2011, each undersigned filing person hereby acknowledges as of August 12, 2011 that:

•	such filing person is responsible for the adequacy and accuracy of the disclosure in the applicable filing with respect to such filing person;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the applicable filing; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page to Follow]

Harbin Electric, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board

Tech Full Electric Company Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tech Full Electric Acquisition, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Yang

By:	/s/ Tianfu Yang
Name: Tianfu Yang

Hero Wave Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Nai Xin A Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

[Signature Page to Acknowledgment]

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Upland Fund LLC

By:	Abax Claremont Ltd., Its Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC Asia 5 Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Prosper Expand Ltd.

By:	Abax Global Capital, Its Investment Manager

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

[Signature Page to Acknowledgment]

Abax Emerald Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang

Tianli Yang

By:	/s/ Tianli Yang
Name: Tianli Yang

Sea Giant Investments Limited

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

Zedong Xu

By:	/s/ Zedong Xu
Name: Zedong Xu

Victory Lake Investments Limited

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

Suofei Xu

By:	/s/ Suofei Xu
Name: Suofei Xu

Broad Globe Investments Limited

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director
[Signature Page to Acknowledgment]

Lanxiang Gao

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao

Acme Winner Group Limited

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director

[Signature Page to Acknowledgment]